Exhibit 99.2

This document shall also serve as a circular to holders of the ordinary shares of Alibaba Group Holding Limited for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Hong Kong Listing Rules, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange (the “NYSE”) in the United States under the symbol BABA.

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(NYSE Trading Symbol: BABA;

Hong Kong Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

26/F Tower One, Times Square 1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

SECTION 1. GENERAL INFORMATION

The board of directors (the “Board”) of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on August 22, 2024 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time.

You can review and download this proxy statement and other proxy materials at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

Virtual Meetings

The General Meeting will be held virtually by electronic means. Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date (as defined below) are cordially invited to attend the General Meeting through accessing the Ordinary Shares Virtual Meeting (as defined below) or send their proxy forms or voting instructions in advance.

Holders of American depositary shares (“ADSs”), with each ADS representing eight Ordinary Shares, as of the ADS Record Date (as defined below), are not entitled to attend the General Meeting, but are cordially invited to attend the ADS Virtual Meeting (as defined below), and should instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by their ADSs, as described below.

Ordinary Shares Virtual Meeting

The live webcast of the General Meeting for holders of Ordinary Shares (the “Ordinary Shares Virtual Meeting”) will be accessible at https://meetings.computershare.com/Alibaba2024AGM .. This website will be open for login 30 minutes before the commencement of the General Meeting.

ADS Virtual Meeting

There will be a separate live webcast for holders of ADSs (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”), accessible at https://www.virtualshareholdermeeting.com/alibaba24. This website will be accessible on or shortly after the date of the proxy statement.

Record Date, Share Ownership and Quorum

Only holders of the Ordinary Shares of record as of the close of business on July 2, 2024, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the General Meeting or send their proxy forms or voting instructions in advance. Those who hold the Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

Holders of ADSs issued by Citibank, N.A., as depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Memorandum and Articles of Association (the “Memorandum and Articles”). Holders of ADSs as of the close of business on July 2, 2024, New York Time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from holders of ADSs.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares in issue carrying a right to vote at the General Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy, and entitled to vote, shall be a quorum for all purposes. As of the close of business on the Ordinary Shares Record Date, 19,008,055,904 Ordinary Shares (equivalent to 2,376,006,988 ADSs) were issued and outstanding. As of the close of business on the ADS Record Date, 7,042,542,704 Ordinary Shares (equivalent to 880,317,838 ADSs) were represented by ADSs.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll. For the avoidance of doubt, holders of Ordinary Shares repurchased and held by the Company as treasury shares (“Treasury Shares”), if any, shall not be entitled to vote (or, if and to the extent that holder of any such Treasury Shares is entitled to vote, shall abstain from voting) at the General Meeting.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs beneficially owned by others, to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If you hold Ordinary Shares directly, you are encouraged to send us the proxy form. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 9:00 p.m., Hong Kong Time, on August 20, 2024 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in such proxy holder’s discretion. The proxy holder will also vote in such proxy holder’s discretion on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS voting card (“ADS Voting Card”). Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying the ADSs may not be voted in accordance with the wishes of the holder of ADSs.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York Time, August 14, 2024, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by a holder ADSs by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by such holder submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by such holder attending the General Meeting and voting in person.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for information about how to revoke your voting instructions.

SECTION 2. INTRODUCTION AND PROPOSALS TO THE GENERAL MEETING

Voluntary Conversion to Primary Listing in Hong Kong

On August 8, 2022, we announced that we had made an application to the Hong Kong Stock Exchange to change our secondary listing status on the Main Board of the Hong Kong Stock Exchange to a primary listing (the “Primary Conversion”), and that the Hong Kong Stock Exchange had issued its Primary Conversion Exchange Acknowledgement pursuant to Guidance Letter HKEX-GL112-22 issued by the Hong Kong Stock Exchange (the “Conversion Announcement”). We have been preparing for and currently expect to complete the Primary Conversion by the end of August 2024. We will make a further announcement on the effective date of the Primary Conversion in due course. Upon the Primary Conversion, we will be dual primary listed on the Hong Kong Stock Exchange and the NYSE.

In preparation for the Primary Conversion, we are proposing for approval at this General Meeting, among other things:

•	the amendment and restatement of our Memorandum and Articles, as a special resolution;

•	a general mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) not exceeding 10% of the number of issued Ordinary Shares (excluding Treasury Shares) as of the date of the General Meeting (the “Share Issuance Mandate”), as an ordinary resolution;

•	a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) not exceeding 10% of the number of issued Ordinary Shares (excluding Treasury Shares) as of the date of the General Meeting (the “Share Repurchase Mandate”), as an ordinary resolution; and

•	the adoption of the 2024 Equity Incentive Plan and the Service Provider Sub-limit (as described and defined below), each as an ordinary resolution.

The above proposals are described in detail under proposals one to four in this proxy statement. Shareholders’ approval of each and all of the four proposals is a condition to the Primary Conversion. The Primary Conversion shall not become effective if our shareholders fail to approve any of proposals one to four in this proxy statement. We look forward to your support.

Set forth below are details of our proposals for this General Meeting.

Proposal One: Amendment and Restatement of Memorandum and Articles (Special Resolution)

Further to the Conversion Announcement, the Board has proposed to amend and restate the Memorandum and Articles by adopting a new set of Memorandum and Articles in substitution for and to the exclusion of the existing Memorandum and Articles mainly to (i) comply with the Hong Kong Listing Rules in light of the Primary Conversion, with the exception of the relevant provisions pertaining to our WVR structure (including the appointment and removal of directors and the threshold for requisition of shareholders’ meetings); and (ii) incorporate certain consequential and housekeeping amendments, to be effective upon approval by the Company’s shareholders at the General Meeting. The full text of the amended and restated Memorandum and Articles shown as comparison against the existing Memorandum and Articles is attached as Exhibit A hereto.

The Chinese translation of the Memorandum and Articles is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions of the Memorandum and Articles, the English version shall prevail.

Pursuant to Article 48 and Article 166 of the currently effective Memorandum and Articles, the Company may alter or amend its Memorandum and Articles by a Special Resolution, which requires a majority of not less than three-fourth of the votes by shareholders of the Company who are present, either in person or by proxy, at the General Meeting.

The new Memorandum and Articles will come into effect upon being approved by the shareholders by way of a Special Resolution at the General Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES.

Proposal Two: Share Issuance Mandate (Ordinary Resolution)

In order to give us the flexibility to issue Ordinary Shares (including in the form of ADSs) where appropriate, the Board has proposed that the shareholders of the Company grant the Share Issuance Mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Treasury Shares) not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting. Any additional Ordinary Shares to be issued or allotted pursuant to this Share Issuance Mandate shall not be at a discount of more than 10% (instead of 20% as permitted under the Hong Kong Listing Rules) to the Benchmarked Price as described below.

For the purposes of this Share Issuance Mandate, the Benchmarked Price means the price which is the higher of:

(i).	the closing price of the Ordinary Shares (or in the form of ADSs) on the date of the agreement involving the relevant proposed issue of Ordinary Shares of the Company; and

(ii).	the average closing price of the Ordinary Shares (or in the form of ADSs) in the 5 trading days on the Hong Kong Stock Exchange or NYSE (as the case may be) immediately prior to the earlier of:

a.	the date of announcement of the transaction or arrangement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs);

b.	the date of the agreement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs); and

c.	the date on which the price of the Ordinary Shares (including in the form of ADSs) that are proposed to be issued is fixed.

As of July 2, 2024, being the latest practicable date prior to the printing of this proxy statement for ascertaining certain information for inclusion herein (the “Latest Practicable Date”), the Company had an aggregate of 19,008,055,904 Ordinary Shares in issue (excluding any Treasury Shares). For illustration purpose only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Issuance Mandate to issue or resell (in the case of Treasury Shares) a maximum of 1,900,805,590 Ordinary Shares (including in the form of ADSs) of the Company.

The Share Issuance Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Issuance Mandate (the “Issuance Period”).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE ISSUANCE MANDATE TO THE BOARD TO ISSUE, ALLOT AND/OR OTHERWISE DEAL WITH ADDITIONAL ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY (INCLUDING ANY SALE OR TRANSFER OF TREASURY SHARES) DURING THE ISSUANCE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION AND ANY ORDINARY SHARES TO BE ISSUED AND ALLOTTED PURSUANT TO THIS MANDATE SHALL NOT BE AT A DISCOUNT OF MORE THAN 10% TO THE BENCHMARKED PRICE.

Proposal Three: Share Repurchase Mandate (Ordinary Resolution)

In order to give us the flexibility to repurchase Ordinary Shares (including in the form of ADSs) where appropriate, the Board has proposed that the shareholders of the Company grant the Share Repurchase Mandate to the Board to repurchase our Ordinary Shares (including in the form of ADSs) not exceeding 10% of the number of issued Ordinary Shares as of the date of the General Meeting (excluding any Treasury Shares). For illustration purpose only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Repurchase Mandate to repurchase a maximum of 1,900,805,590 Ordinary Shares (including in the form of ADSs) of the Company.

The Share Repurchase Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Repurchase Mandate (the “Repurchase Period”).

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal two and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

An explanatory statement as required under the Hong Kong Listing Rules, giving certain information regarding the Share Repurchase Mandate, is attached as Exhibit B hereto.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE REPURCHASE MANDATE TO THE BOARD TO REPURCHASE ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY DURING THE REPURCHASE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION.

Proposal Four: the 2024 Equity Incentive Plan and the Service Provider Sub-limit (each an Ordinary Resolution)

Further to the Conversion Announcement, our Board has approved our 2024 Equity Incentive Plan (the “2024 Plan”), which will become effective upon approval by our shareholders at the General Meeting. The 2024 Plan is intended to replace the existing 2014 Post-IPO Equity Incentive Plan (the “2014 Plan”) and is substantially similar to the 2014 Plan, but reflects changes, among other things, required to comply with the requirements under Chapter 17 of the Hong Kong Listing Rules in light of the Primary Conversion.

2024 Plan Limit:

Subject to adjustments resulting from subdivision, consolidation of Ordinary Shares, capitalization issue, rights issue or reduction of capital and the terms of the 2024 Plan, the maximum aggregate number of Ordinary Shares (including any transfer of Treasury Shares) which may be subject to Awards (as defined in Exhibit C) under the 2024 Plan is 483,000,000 Ordinary Shares (equivalent to 60,375,000 ADSs), representing approximately 2.5% of the number of issued Ordinary Shares (as issued and outstanding) of the Company, excluding Treasury Shares, as of the Ordinary Share Record Date.

Service Provider Sub-limit:

Out of the maximum aggregate number of Ordinary Shares which may be subject to Awards under the 2024 Plan, the maximum aggregate number of Ordinary Shares which may be issued (or transferred, in the case of Treasury Shares) in respect of all Awards to be granted under the 2024 Plan to Service Providers (as defined in Exhibit C) shall not exceed 0.5% of the number of issued Ordinary Shares (as issued and outstanding) of the Company, excluding Treasury Shares, as of the date of the General Meeting.

For illustrative purposes and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Service Provider Sub-limit shall be 95,040,000 Ordinary Shares (equivalent to 11,880,000 ADSs).

General:

A summary of the principal terms of the 2024 Plan is attached as Exhibit C hereto. A copy of the 2024 Plan will be published on the website of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the General Meeting and will be made available for inspection at the General Meeting.

A trustee independent of the Company and its connected persons will be appointed to administer the 2024 Plan. None of the directors is a trustee of the 2024 Plan or has any direct or indirect interest in the proposed trustee of the 2024 Plan. As of the Latest Practicable Date, no shareholder had a material interest in the adoption of the 2024 Plan, therefore no shareholder is required to abstain from voting on the resolution(s) in relation thereto.

An application will be made to the Hong Kong Stock Exchange for granting the approval for the listing of, and permission to deal in, the shares which may be issued upon the exercise or vesting of the Awards to be granted under the 2024 Plan.

Awards Outstanding Under the 2014 Plan:

The 2014 Plan will remain effective until its term expires on September 18, 2024. While the Company may make further grants under the 2014 Plan until its expiry, no new grants will be made pursuant to the 2014 Plan after the effective date of the Primary Conversion. Any shares authorized but unissued under the 2014 Plan as of effective date of the Primary Conversion will no longer be available for granting. Any awards granted after the Latest Practicable Date under the 2014 Plan will reduce the number of Ordinary Shares available under the 2024 Plan. Any awards canceled before the date of General Meeting under the 2014 Plan shall increase the number of Ordinary Shares available for grant under the 2024 Plan. Share awards and options already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan.

As of the Latest Practicable Date, under the 2014 Plan there were 219,085,240 Ordinary Shares (equivalent to 27,385,655 ADSs) authorized for issuance but unissued. A summary of all outstanding awards relating to Ordinary Shares granted by the Company as of the Latest Practicable Date is as follows:

	Number of awards (in ADSs) (i)	Number of Ordinary Shares issuable (i)	As a percentage of the issued share capital (as issued and outstanding) of the Company, excluding Treasury Shares, as of the Latest Practicable Date
Awarded and unvested restricted share units	51,613,366	412,906,928	2.2%
Awarded and outstanding options (ii)	6,810,667	54,485,336	0.3%
Total	58,424,033	467,392,264	2.5%

(i)	Eight Ordinary Shares = one ADS.
(ii)	As of the Latest Practicable Date, the weighted average exercise price of all outstanding options was US$87.27 per option and the weighted average remaining contractual term was 5.23 years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE adoptION OF the 2024 Plan AND THE SERVICE PROVIDER SUB-LIMIT REFERRED THEREIN

Proposal Five: Election of Directors (each an Ordinary Resolution)

According to Article 88 of the currently effective Memorandum and Articles, the Board is divided into three groups designated as Group I, Group II and Group III, with as nearly equal a number of directors in each group as possible. Currently, the Board consists of four Group I directors, four Group II directors and two Group III directors. The current term of office of the Group I directors, consisting of Joseph C. TSAI, J. Michael EVANS, Weijian SHAN and Irene Yun-Lien LEE will expire at the General Meeting.

Pursuant to Articles 88 and 90 of the currently effective Memorandum and Articles, and to facilitate a near equal number of directors in each group, the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) has nominated (1) Weijian SHAN for election as a Group III director to serve the remaining term of Group III directors, which will end at the Company’s 2026 general meeting, or until his successor is elected or appointed, or his earlier resignation or removal; and (2) Irene Yun-Lien LEE for election as a Group I director for a term of office to expire at the Company’s 2027 general meeting, or until her successor is elected or appointed, or her earlier resignation or removal.

Pursuant to Article 90 of the currently effective Memorandum and Articles, Lakeside Partners L.P. (the “Alibaba Partnership”) has nominated Joseph C. TSAI and J. Michael EVANS (the “Alibaba Partnership Nominees”) for election as Group I directors of the Company to serve for a term of office to expire at the Company’s 2027 general meeting, or until such director’s successor is elected or appointed, or his earlier resignation or removal.

Pursuant to Article 91 of the currently effective Memorandum and Articles, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Pursuant to our commitment to enhance our governance practices, Joseph C. TSAI has notified the Board that he intends to step down from the Nominating and Corporate Governance Committee immediately following this General Meeting, after which the committee will comprise only independent directors.

The Board will continue to comprise a majority of independent directors. Pursuant to provision B.2.3 in the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules, which the Company will be subject to upon Primary Conversion, an independent director serving more than nine years in a company could be a factor relevant to the determination of independence of such a director. Both Jerry YANG and Wan Ling MARTELLO have served as our independent directors for nine or more years. The Board has determined that each of Jerry and Wan Ling satisfies the independence requirements set forth in Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules, and the Board is not aware of any circumstances which are likely to put into question their independence as independent directors of the Company. In addition, the Board has considered the following: (i) both Jerry and Wan Ling have been actively attending and participating in meetings of the Board and have discharged their duties as independent directors by providing independent, balanced and objective views in relation to the Company’s matters; and (ii) each of Jerry and Wan Ling has the relevant international experience, business exposure and qualifications in the relevant industries in which the Company conducts its businesses. Both Jerry and Wan Ling have gained in-depth insight into our operations and various initiatives during their tenure and therefore are well-positioned to offer their perspectives and advice. As a result of their comprehensive understanding of the Company’s operations and the macro-environment in which the Company operates, the Company is able to benefit from the valuable insights provided by Jerry and Wan Ling in forming long-term business strategies. Based on the above, the Board believes that the directorships of Jerry and Wan Ling in the Company will continue to provide valuable contributions to the Board.

The election of each director nominee who has been nominated for election at the General Meeting will be proposed and voted on as a separate resolution, and the resolutions to elect each such director nominee shall be independent of the resolutions to elect any other director nominee. Holders of Ordinary Shares and holders of ADSs may cast their votes in respect of any resolution to elect a director nominee differently from how they vote on any other resolution to elect any other director nominee.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Joseph C. TSAI[1]	60	Director and Chairman
J. Michael EVANS[1]	66	Director and President
Weijian SHAN[2]	70	Independent Director
Irene Yun-Lien LEE[2]	70	Independent Director

(1)	Nominated by the Alibaba Partnership.

(2)	Nominated by our Nominating and Corporate Governance Committee. Each of these director nominees is an independent director within the meaning of Section 303A of the NYSE Listed Company Manual as well as Rule 3.13 of the Hong Kong Listing Rules, and Shan also meets the criteria for independence for audit committee members set forth in Rule 10A-3 of the U.S. Exchange Act.

Joseph C. TSAI joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was our chief financial officer until 2013, our executive vice chairman until September 2023 and is currently our chairman of the company. Joe is a founding member of Alibaba Partnership. He is the chairman of Cainiao Smart Logistics Network Limited, a board member of Taobao and Tmall Group and Alibaba International Digital Commerce Group, and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Hong Kong with Investor AB, the main investment vehicle of Sweden's Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. Joe received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike is also co-chairman of Alibaba International Digital Commerce Group. Mike served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mike received his bachelor’s degree in politics from Princeton University in 1981.

Weijian SHAN has been our director since March 2022. He is the executive chairman and a founder of PAG, a leading private equity firm in Asia. He has been with PAG since 2010. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

Irene Yun-Lien LEE has been our director since August 2022. Irene is the executive chairman of Hysan Development Limited and is the independent non-executive chairman of Hang Seng Bank Limited, both companies listed on the Hong Kong Stock Exchange. She is an independent non-executive director of Hong Kong and Shanghai Banking Corporation Limited. Irene was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Until April 2022, she was an independent non-executive director of HSBC Holdings plc. Irene had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Irene received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray’s Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

Each of Shan and Irene has confirmed to the Company that (a) he or she meets the independence factors as set out in Rule 3.13(1) to (8) of the Hong Kong Listing Rules; (b) he or she does not have any past or present financial or other interest in the business of the Company and its consolidated subsidiaries or any connection with any core connected person of the Company that requires disclosure; and (c) there are no other factors that may affect each of their independence at the time of his or her appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal Six: Ratification and Approval of Appointments of Independent Registered Public Accounting Firms of the Company for the Fiscal Year Ending March 31, 2025 and until the conclusion of the next annual general meeting of the Company (Ordinary Resolution)

The Company’s audit committee (“Audit Committee”) proposes to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, for the fiscal year ending March 31, 2025 and until the conclusion of the next annual general meeting of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF APPOINTMENTS OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS THE U.S. AND HONG KONG INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS OF THE COMPANY, RESPECTIVELY, FOR THE FISCAL YEAR ENDING MARCH 31, 2025 AND UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

OTHER MATTERS

This proxy statement, for which the directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this proxy statement is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this proxy statement misleading.

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By order of the Board
Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

July 5, 2024

As at the date of this document, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

THE COMPANIES ~~LAW (2020 REVISION~~ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on ~~September 30, 2020~~[●] 2024)

EXHIBIT A	AMENDED AND RESTATED ARTICLES

THE COMPANIES ~~LAW (2020 REVISION~~ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on ~~September 30, 2020~~[●] 2024)

1.	The English name of the Company is Alibaba Group Holding Limited and the Chinese name of the Company is 阿里巴巴集團控股有限公司.

2.	The Registered Office of the Company is situated at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies ~~Law~~Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies ~~Law~~Act.

5.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

7.	The authorized share capital of the Company is US$100,000 divided into 32,000,000,000 Ordinary Shares of a nominal or par value of US$0.000003125 each. Subject to the Companies ~~Law~~Act and the Articles of Association, the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

TABLE OF CONTENTS

ARTICLE	PAGE

INTERPRETATION	~~1~~[●]

PRELIMINARY	~~8~~[●]

SHARES	~~9~~[●]

MODIFICATION OF RIGHTS	~~10~~[●]

CERTIFICATES	~~10~~[●]

FRACTIONAL SHARES	~~11~~[●]

LIEN	~~11~~[●]

CALLS ON SHARES	~~12~~[●]

FORFEITURE OF SHARES	~~13~~[●]

TRANSFER OF SHARES	~~14~~[●]

TRANSMISSION OF SHARES	~~15~~[●]

ALTERATION OF SHARE CAPITAL	~~15~~[●]

REDEMPTION, PURCHASE AND SURRENDER OF SHARES	~~16~~[●]

TREASURY SHARES	~~16~~[●]

GENERAL MEETINGS	~~17~~[●]

NOTICE OF GENERAL MEETINGS	~~18~~[●]

PROCEEDINGS AT GENERAL MEETINGS	~~18~~[●]

VOTES OF SHAREHOLDERS	~~20~~[●]

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS	~~21~~[●]

CLEARING HOUSES	~~21~~[●]

DIRECTORS	~~22~~[●]

EXHIBIT A	AMENDED AND RESTATED ARTICLES

POWERS AND DUTIES OF DIRECTORS	~~26~~[●]

BORROWING POWERS OF DIRECTORS	~~28~~[●]

THE SEAL	~~28~~[●]

DISQUALIFICATION OF DIRECTORS	~~29~~[●]

PROCEEDINGS OF DIRECTORS	~~29~~[●]

PRESUMPTION OF ASSENT	~~32~~[●]

DIVIDENDS	~~32~~[●]

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	~~33~~[●]

CAPITALIZATION	~~34~~[●]

SHARE PREMIUM ACCOUNT	~~35~~[●]

NOTICES	~~35~~[●]

INFORMATION	~~37~~[●]

INDEMNITY	~~37~~[●]

FINANCIAL YEAR	~~38~~[●]

NON-RECOGNITION OF TRUSTS	~~38~~[●]

WINDING UP	~~38~~[●]

AMENDMENT OF ARTICLES OF ASSOCIATION	~~39~~[●]

MERGERS AND CONSOLIDATIONS	~~39~~[●]

CLOSING OF REGISTER OR FIXING RECORD DATE	~~39~~[●]

CLAIMS AGAINST THE COMPANY	~~40~~[●]

REGISTRATION BY WAY OF CONTINUATION	~~40~~[●]

DISCLOSURE	~~40~~[●]

EXHIBIT A	AMENDED AND RESTATED ARTICLES

THE COMPANIES ~~LAW (2020 REVISION~~ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on ~~September 30, 2020~~[●] 2024)

TABLE A

The Regulations contained or incorporated in Table "‘A’ in the First Schedule of the ~~Law~~Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American depositary share representing Ordinary Shares;

“Articles” or “Articles of Association”	means these articles of association of the Company, as amended or substituted from time to time;

“Articles Effectiveness Date”	means ~~on~~ September 24, 2014~~, the date upon which these Articles become effective~~;

“Attorney” or “Authorized Signatory”	means any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, appointed to be the attorney or attorneys or authorized signatory of the Company;

“Board” or “Board of Directors” or “Directors”	means the directors of the Company for the time being or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Commission”	means Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the U.S. Securities Act;

“Communication Facilities”	means technology by which natural persons are capable of hearing and being heard by (or otherwise capable of expressing their views, in such manner and by means of such communication facilities as the chairman of the meeting permits) each other, and if the Directors so determine in respect of any general meeting of the Shareholders, the functional equivalent for those with no or impaired hearing;

“Companies ~~Law~~Act” or “Statute”	means the Companies ~~Law (2020 Revision~~Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Companies Ordinance”	the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as in force from time to time;

“Company”	means Alibaba Group Holding Limited, (阿里巴巴集團控股有限公司), a Cayman Islands exempted company;

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchanges”	means The New York Stock Exchange in the United States and the Hong Kong Stock Exchange for so long as the Company’s Shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchanges, including without limitation, the Hong Kong Listing Rules;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“electronic”	means the meaning given to it in the Electronic Transactions ~~Law~~Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions ~~Law~~Act”	means the Electronic Transactions ~~Law (2003 Revision)~~Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Group I”	means the group of Directors that serves until the first annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group II”	means the group of Directors that serves until the second annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group III”	means the group of Directors that serves until the third annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time) which are applicable as a result of the original and continued listing of any Shares on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Indemnified Person”	means every Director, Secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

“Interested Director”	means a Director who has a direct or indirect interest in any contract, business or arrangement in which the Company or its affiliates is a party or becomes a party to;

~~“Law”~~	~~means the Companies Law and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;~~

“Memorandum of Association” or “Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Month”	means calendar month;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the ordinary shares in the capital of the Company;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Partnership”	means Lakeside Partners L.P., a Cayman Islands exempted limited partnership;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Partnership Agreement”	means the agreement of partnership for the Partnership, dated August 28, 2014;

“Partnership Condition”	means that the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time, provided, however, that any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions has been approved by a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership). Any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions without the approval of a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership) shall automatically be deemed a failure of the Partnership Condition;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of members of the Company, which sets out details of the Shareholders of the Company, maintained in accordance with the Companies ~~Law~~Act;

“Registered Office”	means the registered office of the Company as required by the Companies ~~Law~~Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”	means a share in the capital of the Company; all references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies ~~Law~~Act;

“Shareholder”	means a Person who is registered as the holder of Shares in the Register;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

~~“SoftBank”~~	~~means SoftBank Corp., a Japanese corporation;~~

~~“SoftBank Affiliate”~~	~~means (i) any wholly owned subsidiary of SoftBank and (ii) any Person that directly or indirectly through one or more intermediaries, is controlled by, or under common control with SoftBank, including but not limited to a subsidiary of SoftBank, provided, however, that, in addition to such control or common control SoftBank either (a) owns, directly or indirectly, share capital or other equity interests representing more than 75% of the outstanding voting securities or other equity interests (disregarding, for the avoidance of doubt, any carried interest or similar economic participation rights of any Person formed as a fund, provided such interest or rights do not confer voting rights as to the governance of such Person on the holder thereof) or (b) owns, directly or indirectly, share capital or other equity interests representing more than 50% of such outstanding voting securities or other equity interests and has the right to designate at least two-thirds (2/3) of the directors of such Person; “control” for the purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or other arrangement, as trustee or executor, or otherwise;~~

“Special Partnership Matter”	means, for so long as the Partnership Condition is satisfied, the matters set out in Article 46(a), Article 57(f), Articles 83 to 94 and Article 168 and the definitions of “Partnership”, “Partnership Agreement”, “Partnership Condition”, “Special Partnership Matters” and “Special Resolution” under these Articles;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Special Resolution”	means a special resolution of the Company passed in accordance with the ~~Law~~Companies Act, being a resolution:

(a) passed by a majority of not less than three- fourths (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Memorandum or Articles which relate to a Special Partnership Matter, by 95%; or in respect of a Special Resolution passed pursuant to Article 163(c), by 100%) of the votes cast by such Shareholders (excluding any holder(s) of Treasury Shares) as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute;

“U.S. Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities; and

~~“Voting Agreement”~~	~~means the Voting Agreement among the Company, Yahoo! Inc., SoftBank, the Management Members (as defined therein) and certain other shareholders of the Company dated as of September 18, 2014, as amended from time to time; and~~

“year”	means calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a ~~U.S. dollar or U.S. dollars (or US$)~~US$ and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies ~~Law~~Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.	The Company may not issue shares to bearer.

MODIFICATION OF RIGHTS

13.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be ~~materially adversely~~ varied or abrogated with the consent in writing of the holders of a majority of not less than three-fourths of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class, excluding any holder(s) of Treasury Shares. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be ~~materially adversely~~ varied or abrogated by, among other things, the creation, allotment or issue of further Shares ranking equally with or in priority or subsequent to such existing Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be ~~materially adversely~~ varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

CERTIFICATES

15.	A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person ~~authorised~~authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

16.	Every share certificate of the Company shall bear legends required under the applicable laws, including the U.S. Securities Act and, for so long as Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules.

17.	Any two or more certificates representing Shares of any one Class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine and, for so long as Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules.

18.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

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LIEN

21.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

22.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23.	For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any amounts unpaid on their Shares by giving notice to such Shareholders at least fourteen days prior to the specified time of payment, and each Shareholder shall pay to the Company at the time or times so specified the amount called on such Shares.

26.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

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27.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of 8% per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

28.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, 8% per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

31.	If a Shareholder fails to pay any call or installment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

32.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

33.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

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35.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

36.	A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

37.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in ~~favour~~favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

38.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

39.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

40.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also, but are not required to, decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

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(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)	the Shares transferred are fully paid and free of any lien in ~~favour~~favor of the Company; and

(vi)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

41.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

42.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

43.	The legal personal representative of a deceased sole holder of a Share shall be the only Person ~~recognised~~recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person ~~recognised~~recognized by the Company as having any title to the Share.

44.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

45.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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ALTERATION OF SHARE CAPITAL

46.	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine (provided that no such rights, priorities or privileges affect any right of the Partnership under these Articles);

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

47.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

48.	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

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REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such Shares shall be effected in such manner and upon such terms as the Board may determine before the issue of such Shares.

50.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Company may, on the Designated Stock Exchange or by agreement with the relevant Shareholder, repurchase its own Shares (including any redeemable Shares) provided that the manner and terms of such purchase have been approved by the Directors or by Ordinary Resolution (provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors).

51.	The Company may make a payment in respect of the redemption or repurchase of its own Shares in any manner permitted by the Statute, including out of capital.

52.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

53.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

54.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

55.	All general meetings other than annual general meetings shall be called ~~extraordinary~~interim general meetings.

56.	(a)	The Company ~~may~~shall in each financial year hold a general meeting as its annual general meeting in addition to any other interim general meeting in that year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held within a period that would comply with the applicable Designated Stock Exchange Rules or otherwise be permitted by the Designated Stock Exchanges at such time and place as may be determined by the Directors.

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(b)	At these meetings the report of the Directors (if any) shall be presented.

57.	(a)	The Board or the Chairman may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an ~~extraordinary~~interim general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares of the Company (excluding Treasury Shares) as at that date of the deposit carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting, set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)	Notwithstanding any other provision of the Articles, the Shareholders who requisition a meeting:

(i)	may propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

(ii)	shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board.

(g)	Save as set out in this Article 57, the Shareholders have no right to propose resolutions to be considered or voted upon at annual general meetings or ~~extraordinary~~interim general meetings of the Company.

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NOTICE OF GENERAL MEETINGS

58.	~~At~~An annual general meeting of the Company shall be called by at least ~~10~~21 days’ ~~advance~~ notice ~~but not more than 60~~in writing, and any interim general meeting of the Company shall be called by at least 14 days’ ~~advance~~ notice ~~shall be given for any general meeting~~in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting as determined by the Board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Board, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an ~~extraordinary~~interim general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the Shares giving that right.

59.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.	No business shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. The quorum required for a general meeting of Shareholders is the Presence of at least one Shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at such meeting.

61.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting the Shareholder or Shareholders Present and entitled to vote shall form a quorum.

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62.	If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. ~~In addition, the~~The Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communication Facilities. In the event that there is a technical failure or impairment in the Communications Facilities or the facilities ancillary thereto, and/or any Person or section of Persons intending to be Present is unable to hear or be heard (or the functional equivalent for those with no or impaired hearing where such is provided for) or claims such to be the case, this shall not, in the absence of bad faith on the part of the Company in respect of such failure or impairment, invalidate the proceedings at the relevant meeting, provided that, in the reasonable opinion of the chairman of the meeting, at least Persons constituting a quorum as provided for in these Articles were capable of hearing and being heard by each other (or functional equivalent for those with no or impaired hearing where this is provided for) at all material times during the meeting. In the event that the chairman of the meeting becomes aware of such failure or impairment at the commencement of or during the general meeting, he may, but is not obliged, to pause (but without adjourning) the proceedings, for such period as he considers reasonable, to allow for the Company and/or its agents to ~~endeavour~~endeavor to rectify such failure or impairment; and at the expiry of such period, the chairman may (but subject to the proviso regarding quorum in the preceding sentence) continue with the general meeting, even if such failure or impairment has not been rectified. The chairman of the meeting is entitled at any point, but is not obliged, to adjourn the meeting without ~~having such adjournment approved by any procedural motion or other consent of those present at~~the consent of the meeting, and to reconvene it on such terms as he considers appropriate in his discretion, in the event that he considers that a failure or impairment in the Communication Facilities has occurred.

63.	The Chairman, if any, of the Board shall preside as chairman at every general meeting of the Company.

64.	If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting. The Chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall chose any Person Present to be chairman of that meeting.

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65.	The chairman ~~may with the consent~~ of any general meeting at which a quorum is Present may, with the consent of the meeting (and shall if so directed by the meeting~~)~~), adjourn ~~a~~the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

67.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

68.	A poll shall be taken in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.	In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

70.	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

71.	Subject to any rights and restrictions for the time being attached to any Share, every holder of an Ordinary Share ~~and every Person representing a holder of an Ordinary Share by proxy shall have one (1) vote for each Ordinary Share of which such Person or the Person represented by proxy is the holder~~who is Present at a general meeting shall have one (1) vote for each Ordinary Share of which such Person is the holder, except where such Shareholder is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration. Where any Shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

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72.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

75.	Any Shareholder who is Present and entitled to vote at a general meeting of the Company shall be entitled to speak, including but not limited to via Communication Facilities at the Virtual Meeting, at such general meeting. Votes may be given either personally or by proxy.

76.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

77.	An instrument appointing a proxy may be in any usual or common form or such other form that complies with the applicable Designated Stock Exchange Rules as the Directors may approve.

78.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.

~~79.~~	~~If both a Shareholder who has appointed a proxy pursuant to the Voting Agreement and the proxy appointed by that Shareholder attend a general meeting and the proxy casts a vote, the vote cast by the proxy, rather than any vote cast by the Shareholder personally, shall be counted to the exclusion of any vote purportedly cast by the Shareholder.~~

79.	[RESERVED]

80.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

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CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

82.	If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Shareholders of the Company provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorization.

DIRECTORS

83.	The Board shall consist of such number of Directors as the Board may determine from time to time, provided that, unless otherwise determined by the Shareholders in a general meeting acting by Ordinary Resolution, the Board shall consist of not less than ~~nine Directors for so long as SoftBank has the right to nominate a Director, and if SoftBank no longer has such right, not less than seven Directors.~~seven Directors. In no event shall the Board consist of less than five Directors. The Board may expand the number of Directors on the Board, subject to any maximum number determined from time to time by the Board with the approval of the Shareholders at a general meeting acting by Ordinary Resolution.

84.	In the event of a vacancy due to an increase in the size of the Board, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board at the next annual general meeting of Shareholders pursuant to Article 90 hereof shall be entitled to appoint any Person as an interim Director to fill such vacancy until the next annual general meeting of Shareholders after such appointment.

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85.	For so long as the Partnership Condition is satisfied, notwithstanding anything in Article 83 or Article 84 to the contrary, if at any time the total number of Directors on the Board nominated or appointed by the Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Partnership ceased to be a Director or because the Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board pursuant to Article 90 hereof, the Partnership shall be entitled (in its sole discretion) to nominate or appoint such number of additional Directors to the Board as necessary to ensure that the Directors nominated or appointed by the Partnership comprise a simple majority of the total number of Directors on the Board. The appointment of additional Directors to the Board pursuant to this Article 85 shall become effective upon the delivery by the Partnership of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership) to the Company, without the requirement for any further vote or approval by the Shareholders or the Board and, if necessary, notwithstanding the provisions of Article 83, the number of Directors on the Board shall automatically be increased to allow for the appointment of such additional Directors.

86.	For so long as Shares or ADSs are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

87.	The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board. To the extent the Chairman is not present at a meeting of the Board within sixty minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

88.	The Board shall be divided into three groups designated as Group I, Group II and Group III, with, as nearly equal a number of Directors in each group as possible. Subject to the preceding sentence, (i) the Partnership shall have the right to determine the number of Directors in each group with respect to Directors added to the Board pursuant to Article 85 hereof and (ii) the Board shall determine the number of Directors in each group in all other circumstances. At each annual general meeting, Directors elected to succeed those Directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Directors elected to a group the term of which has not then expired shall be elected for the remaining term of office of such group. Directors assigned to Group I shall initially serve until the first annual general meeting following the Articles Effectiveness Date. Directors assigned to Group II shall initially serve until the second annual general meeting following the Articles Effectiveness Date; and Directors assigned to Group III shall initially serve until the third annual general meeting following the Articles Effectiveness Date. ~~Commencing with the first annual general meeting following the Articles Effectiveness Date, Directors elected to succeed those Directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Upon the Articles Effectiveness Date Joseph C. Tsai, Michael Evans and Jonathan Zhaoxi Lu shall be the initial Group I Directors, Daniel Yong Zhang, Chee Hwa Tung and Jerry Yang shall be the initial Group II Directors and Jack Yun Ma, Masayoshi Son and Walter Teh Ming Kwauk shall be the initial Group III Directors. At such time, Jack Yun Ma, Jonathan Zhaoxi Lu, Joseph C. Tsai and Daniel Yong Zhang and shall be designated as nominees of the Partnership and Masayoshi Son shall be designated as the nominee of SoftBank for all purposes hereunder.~~

EXHIBIT A	AMENDED AND RESTATED ARTICLES

89.	Each Director shall hold office until his successor is duly elected or appointed or his earlier resignation or removal notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

90.	Director nominees shall be elected by an Ordinary Resolution of Shareholders at each annual general meeting of the Company to fill the seats of those Directors whose terms expire at such annual general meeting. The persons to stand for election shall be nominated as follows:

(a)	For so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate up to such number of persons who shall stand for election as Directors as may be required to ensure that Directors nominated or appointed by the Partnership shall constitute a simple majority of the total number of Directors on the Board, with as equal a number of such nominated Directors assigned to each group of Directors as possible.;

(b)	~~SoftBank shall have the right to nominate one Person to stand for election as a Director belonging to Group III for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares.~~ [RESERVED]

(c)	For so long as the Partnership Condition is satisfied, the nominating and corporate governance committee shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board (including any vacancies resulting for the failure of the Partnership to nominate or appoint the maximum number of Directors permitted pursuant to subsection (a) of this Article);

(d)	Upon a failure to satisfy the Partnership Condition ~~(and subject to subsection (b) of this Article)~~, the Board shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

91.	If a Director nominee is not elected by the Shareholders or a Director ceases to serve as a member of the Board for any reason, the party entitled pursuant to Article 90 to nominate or appoint such person, as applicable (regardless of whether such person was in fact nominated or appointed by such party), shall have the right to appoint a different person to serve as an interim Director of the class in which the vacancy exists until the next annual general meeting of the Company. At the next annual general meeting after such appointment, the party entitled to appoint such interim Director (regardless of whether such person was in fact nominated or appointed by such party) shall have the right to nominate a person (who, in the case of the Partnership, cannot be the original nominee) to stand for election for the remainder of the term of the group of Directors to which the original nominee would have belonged or the former Director belonged, as applicable.

92.	All Director nominations and appointments by the Partnership~~, SoftBank~~, and the nominating and corporate governance committee shall become effective upon the delivery by the nominating or appointing party of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership, ~~an authorized representative of SoftBank,~~ or a majority of members of the nominating and corporate governance committee, as the case may) be to the Company, without the requirement for any further vote or approval by the Shareholders or the Board.

93.	The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate Directors.

94.	Subject to subsections (a) through (c) of Article 115:

(a)	for so long as the Partnership Condition is satisfied, the Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership;

(b)	~~for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares, the Director nominated or appointed by SoftBank shall be subject to removal, with or without cause, only by SoftBank;~~ [RESERVED]

(c)	except as described in ~~subsections~~subsection (a) ~~and (b)~~ of this Article, so long as the Partnership Condition is satisfied any Director may be removed for cause only by a vote of the majority of the Board upon the recommendation of the nominating and corporate governance committee; and

(d)	Upon a failure to satisfy the Partnership Condition, any Director may be removed by Ordinary Resolution, with or without cause. ~~(subject to subsection(b) of this Article) may be removed by Ordinary Resolution, with or without cause.~~

EXHIBIT A	AMENDED AND RESTATED ARTICLES

95.	The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

97.	The remuneration of the Directors shall be determined by the Board.

98.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

99.	Any Director may in writing appoint another person to be his proxy to attend and vote on his behalf in accordance with the provisions set forth in this Article at any meeting of the Board at which he is unable to be present. A proxy who attends such a meeting shall be counted in the quorum. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. A Director may at any time in writing revoke the appointment of a proxy appointed by him. Such proxy shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director appointing him as proxy. For the avoidance of doubt, any Director that has the right to attend any meeting of a committee established by the Board pursuant to Article 106 or Article 107 (including as a non-voting observer) may appoint a proxy to act in his place at such meeting pursuant to this Article 99, and the terms of this Article 99 shall apply to such proxy without limitation. Where the Director appointing a proxy is an Interested Director in respect of a matter to be considered at a meeting of the Board, the Interested Director shall procure that the proxy declares the nature of his interest at such meeting and the proxy may be counted in the quorum but shall not be entitled to vote on behalf of the Interested Director in respect of any contract or proposed contract or arrangement in which such Interested Director is interested. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

POWERS AND DUTIES OF DIRECTORS

100.	Subject to the Companies ~~Law~~Act and these Articles, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

103.	Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer, chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

104.	No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

105.	The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~106.~~	~~Subject to Article 107 hereof, the Board may establish and delegate any of its powers to committees consisting of such Persons as it thinks fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board; provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the Director nominated or appointed by SoftBank shall be entitled to (a) receive the same notice of meetings of each committee of the Board as is provided to members of such committees, (b) receive copies of all materials distributed to committee members generally in connection with such meetings, in each case at the same time that such notice and such materials are provided to committee members, and (c) upon prior notice to the relevant committee, attend, observe and participate in any discussions (but not participate in any vote, consent or other action) at any meeting of a committee to which such Director has not been appointed by the Board; provided, further, that such Director may be excluded from any such committee meeting or portion thereof and may be prohibited from receiving any related materials or portion thereof, to the extent (x) required by Law, (y) any communication from counsel protected by attorney-client privilege will be delivered during such meeting or in such materials and the presence or receipt, as applicable, of such Director would be reasonably likely to cause such communication to not be privileged, or (z) the Board determines in good faith that there exists, with respect to the subject matter of such committee meeting or related materials, an actual or potential conflict of interest between such Director or SoftBank and the Company such that a similarly positioned member of such committee would be recused from such matter in accordance with these Articles or any corporate governance guidelines, charter of such committee, code of ethics, code of conduct, related party transaction policy or other statement of governance or ethical principles adopted by the Company or the Board.~~

EXHIBIT A	AMENDED AND RESTATED ARTICLES

106.	Subject to Article 107 hereof, the Board may establish and delegate any of its powers to committees consisting of such Persons as it thinks fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

107.	The Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 106. Each of the audit committee, the compensation committee and the nominating and corporate governance committee shall consist of at least ~~three Directors (or~~ such ~~larger~~ minimum number of Directors as may be required from time to time by the Designated Stock Exchange Rules~~); provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the observation rights granted to the Director nominated or appointed by SoftBank pursuant to Article 106 shall apply to each of the audit committee, the compensation committee~~, and ~~the nominating and corporate governance committeein~~ any event consist of not less than two Directors. The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or as otherwise required by applicable law.

108.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint an Attorney or Authorized Signatory for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

109.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

111.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

112.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

113.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

114.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

115.	The office of any Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)	dies or is found to be of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

116.	The Directors may meet together (either within or without the Cayman Islands) for the ~~despatch~~dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

117.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone video-conference facility or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Board, and unless so fixed at another number, the quorum shall be a majority of the Directors then in office.

119.	Any Interested Director shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or any of his close associate (as defined under the Hong Kong Listing Rules) is affiliated with any specified Person and is to be regarded as interested in any contract which may thereafter be made with that Person shall be deemed a sufficient declaration of interest in regard to any contract so made. For so long as Shares or ADSs are listed on a Designated Stock Exchange and except as otherwise permitted by the Designated Stock Exchange Rules, ~~A~~an Interested Director shall not be counted in the quorum and shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested Directors, the Company will not, and will cause each of its Subsidiaries not to, enter into or engage in any transaction or agreement to which the Company or any of its Subsidiaries, on the one hand, and any such Interested Director or Person affiliated with such Interested Director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other Shareholders of the Company).

EXHIBIT A	AMENDED AND RESTATED ARTICLES

120.	Subject to any corporate governance policies adopted by the Board, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. Subject to any corporate governance policies adopted by the Board, a Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

121.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.	When the Chairman and the Secretary of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings, provided always that a proper notice of the meeting (i) has been given to all Directors or (ii) has been waived or the Directors have consented to holding the meeting, or minutes thereof have been approved, by such Director(s).

EXHIBIT A	AMENDED AND RESTATED ARTICLES

123.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be, but in each case, excluding any Director who has notified the Board that he is unable to participate as a result of temporary incapacity due to physical and/or mental condition, shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors.

124.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

125.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

126.	The Board shall designate a chairman of any committee established by Board. If no such chairman is elected, or if at any meeting the chairman is not present within sixty minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

127.	A committee established by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

128.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

129.	A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in ~~favour~~favor of such action.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

DIVIDENDS

130.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

131.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.	Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a Share in advance of calls shall be treated for the purposes of this Article as paid up on the Share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

133.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

134.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by check it shall be sent by mail addressed to the holder at his address in the Register, or addressed to such Person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

135.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution; provided, that the fair value of such specific assets shall be determined and fixed by a majority of the Independent Directors.

136.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

137.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

138.	No dividend shall bear interest against the Company.

139.	Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorized by the Directors or by Ordinary Resolution.

143.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

144.	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

EXHIBIT A	AMENDED AND RESTATED ARTICLES

144.	The Company shall at every annual general meeting by Ordinary Resolution appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of its period of office shall require the approval of an Ordinary Resolution of the Shareholders in general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution, provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. The Board may fill any casual vacancy in the office of an auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act. Such auditor or auditors appointed by the Board to fill any casual vacancy shall hold office until the next following annual general meeting of the Company and the remuneration of any such auditor may be fixed by the Board.

145.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

146.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

147.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies ~~Law~~Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION

148.	Subject to the Companies ~~Law~~Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

EXHIBIT A	AMENDED AND RESTATED ARTICLES

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a ~~capitalised~~capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the ~~capitalisation~~capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be ~~capitalised~~capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

149.	The Directors shall in accordance with the Companies ~~Law~~Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

150.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies ~~Law~~Act, out of capital.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

NOTICES

151.	Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate ~~provided that the Company has obtained the Shareholder’s prior express positive confirmation in writing to receive notices in such manner~~. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

153.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

154.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company’s Website, shall be deemed to have been served 12 hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

155.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

156.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

157.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

157A.	Any branch Register maintained in Hong Kong shall be open for inspection by a Shareholder without charge, and shall be open to such other persons on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection. The Company may be permitted to close the branch Register on terms equivalent to Section 632 of the Companies Ordinance.

INDEMNITY

158.	Each Indemnified Person shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, ~~wilful~~willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

159.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

(b)	for any loss on account of defect of title to any property of the Company;

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)	for any loss incurred through any bank, broker or other similar Person;

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

160.	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

161.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the last day of March in each year and shall begin on April 1 in each year.

NON-RECOGNITION OF TRUSTS

162.	No Person shall be ~~recognised~~recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to ~~recognise~~recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies ~~Law~~Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

WINDING UP

163.	The Company may be wound up only as follows:

(a)	if the winding up is initiated by the Board or initiated voluntarily by the Shareholders, by a Special Resolution; or

(b)	if the Company is unable to pay its debts as they fall due, by an Ordinary Resolution; or

(c)	in any other case, by a Special Resolution, and, for the purposes of any such Special Resolution, the requisite majority shall be 100%.

164.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution among the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution among the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed among the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

165.	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide among the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

166.	Subject to the Companies ~~Law~~Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

MERGERS AND CONSOLIDATIONS

167.	The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

168.	Any merger or consolidation that would adversely affect or alter the rights of the Partnership to nominate or appoint Persons to serve as directors on the board of directors of the surviving company of such merger or consolidation (including the protections of such rights contained in these Articles) shall be deemed a Special Partnership Matter.

169.	In connection with any distribution, dividend or other payment in respect of Ordinary Shares upon a merger, consolidation, change of control, or sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, such distribution, dividend or payment shall be made ratably on a per share basis to the Ordinary Shares.

CLOSING OF REGISTER OR FIXING RECORD DATE

170.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 calendar days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

171.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders, and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

172.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

EXHIBIT A	AMENDED AND RESTATED ARTICLES

CLAIMS AGAINST THE COMPANY

173.	Unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by applicable law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

REGISTRATION BY WAY OF CONTINUATION

174.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

175.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

exhibit b	Explanatory Statement

This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules.

1.	Share Repurchase Mandate Amount

As of the Latest Practicable Date, the total number of Ordinary Shares in issue and remaining outstanding were 19,008,055,904 (excluding Treasury Shares). Subject to the passing of the Share Repurchase Mandate, for illustration purposes only, on the assumption that no further Ordinary Shares are issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 1,900,805,590 Ordinary Shares during the Repurchase Period. Taking into consideration the Ordinary Shares that may be issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the actual maximum number of Ordinary Shares allowed under the Share Repurchase Mandate (if passed) will be disclosed in the poll results announcement to be published after the General Meeting.

2.	Reasons for Repurchase

The directors believe that it is in the best interests of the Company and its shareholders as a whole to have a general authority from its shareholders to enable the directors to repurchase the Ordinary Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value attributable per Ordinary Share to the shareholders and/or earnings per Ordinary Share and will only be made when the directors believe that such a repurchase will benefit the Company and its shareholders.

3.	Funding of Repurchase

Repurchases of Ordinary Shares must be funded out of funds legally available for such purpose in accordance with our Memorandum and Articles, the Hong Kong Listing Rules and all applicable laws and regulations of the Cayman Islands.

In the event that the Share Repurchase Mandate was to be exercised in full at any time during the Repurchase Period, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended March 31, 2024 contained in the fiscal year 2024 annual report of the Company. However, the directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

exhibit b	Explanatory Statement

4.	Share Prices

The highest and lowest prices at which the Ordinary Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest (HK$)	Lowest (HK$)
July 2023	99.75	80.50
August 2023	100.00	85.15
September 2023	94.00	82.15
October 2023	86.90	77.05
November 2023	84.95	71.65
December 2023	76.15	67.80
January 2024	76.20	64.60
February 2024	77.05	68.05
March 2024	75.20	68.50
April 2024	76.00	65.80
May 2024	86.30	73.35
June 2024	78.45	70.50
July 1, 2024 up to the Latest Practicable Date	72.00	70.45

exhibit b	Explanatory Statement

5.	General

The directors will exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Hong Kong Listing Rules as well as the applicable laws of the Cayman Islands. Neither this explanatory statement nor the proposed repurchases pursuant to the Share Repurchase Mandate has any unusual features.

None of the directors nor, to the best of their knowledge having made all reasonable enquires, their close associates, have any present intention to sell any Ordinary Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Ordinary Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal two and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

For any Treasury Shares deposited with the Central Clearing and Settlement System used within the market system of Hong Kong Exchanges and Clearing Limited (“CCASS”), the Company shall (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Ordinary Shares were registered in its own name as Treasury Shares.

exhibit b	Explanatory Statement

6.	The Code on Takeovers and Mergers and Share Buy-backs

Upon the Primary Conversion becoming effective and if on the exercise of the power to repurchase Ordinary Shares pursuant to the Share Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 26 of the Code on Takeovers and Mergers and Share Buy-backs published by the Securities and Futures Commission of Hong Kong (the “Takeovers Code”).

As a result, a shareholder or group of shareholders acting in concert, depending on the level of increase in the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Save as aforesaid, the Board is not aware of any consequences which would arise under the Takeovers Code as a result of an exercise of the Share Repurchase Mandate.

7.	Share Repurchase made by the Company

In May 2019, our Board authorized a share repurchase program for an amount of up to US$6.0 billion over a period of two years, which has since been upsized and extended a number of times by our Board. Most recently, in February 2024, our Board authorized a further upsize of our share repurchase program to US$65.0 billion which is effective through March 2027.

During the quarter ended June 30, 2024, we repurchased a total of 613 million Ordinary Shares (equivalent of 77 million ADSs) for a total of US$5.8 billion, including the repurchase of approximately 14.8 million ADSs at US$80.80 per ADS through privately negotiated transactions concurrently with the pricing of our convertible senior notes offering on May 23, 2024. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program. For the fiscal year ended March 31, 2024, we repurchased a total of 1,249 million Ordinary Shares (equivalent of 156 million ADSs) for a total of US$12.5 billion in both the U.S. and Hong Kong markets under our share repurchase program.

exhibit C	SUMMARY OF THE 2024 PLAN

The following is a general summary of the principal terms of the 2024 Plan proposed to be adopted and approved at the General Meeting. This summary is for reference only and is subject to the specific provisions contained in the full text of the 2024 Plan. Unless otherwise defined herein, capitalized terms used in this summary shall have the same meanings as those defined in the 2024 Plan.

Purpose

The 2024 Plan is designed to provide additional incentives to attract and retain the services of the employees, directors and consultants of the Company, its subsidiaries or related entities (each a “Group Member”) that are considered essential to the success of the Company and its subsidiaries (the “Group”) as a whole. The 2024 Plan will be administered by the compensation committee of the Board (the “Compensation Committee”), or in the absence of the Compensation Committee, the Board (the “Administrator”). The 2024 Plan provides for the granting of awards (in the form of restricted share units and restricted shares), options (in the form of incentive stock options and nonstatutory stock options) and share appreciation rights, that may be vested or exercised into Ordinary Shares (including in the form of ADS) (the “Awards”). The 2024 Plan will be funded by the issuance of Ordinary Shares or the transfer of Treasury Shares, as applicable and determined by the Company.

Participants

Awards may be granted to any service personnel from time to time. A “Service Personnel” means any participant who is an Employee (as defined below), an Executive Director or a Service Provider (as defined below) of the Group; provided, that Awards shall not be granted to any Service Provider or Executive Director in any jurisdiction in which, pursuant to applicable laws, grants to non-employees are not permitted.

An “Employee” means any person who has an employment relationship with any Group Member (including persons who are granted Awards under the 2024 Plan as an inducement to enter into employment contracts with any Group Member).

An “Executive Director” means an Employee who is a member of the board of directors of a Group Member.

An Employee or Executive Director of any holding company, fellow subsidiary or associated company of the Company is, for the purposes of the Hong Kong Listing Rules, referred to as a “Related Entity Participant” herein.

A “Service Provider” means any person, such as an independent contractor, consultant, agent, adviser and supplier, who (i) is engaged by the Group to render consulting or advisory services to the Group; and (ii) provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, and in particular, any person who is engaged by the Group under a service or consultant service contract to provide services or consulting services, including but not limited to any person who is engaged by the Group under a service or consultant service contract or contracts of similar nature to provide services or consulting services to a Group Member on matters such as (but not limited to) legal, IT, finance, tax, e-commerce, technology, business operations, business development, logistics, data center and strategic planning.

Since the Related Entity Participants and the Service Providers have provided, or may provide, valuable services and advice to the Group, and such services and advice are related to our core business and are material to the long-term development of the Group, the Board (including the independent directors) considers that they can be eligible to receive Awards in light of such services and their inclusion in the 2024 Plan aligns with the purpose of the 2024 Plan, industry norms, as well as the long-term interests of the Company and its shareholders as a whole. This will allow the Company the flexibility to provide incentives to such eligible persons who will contribute their knowledge, experience and expertise to the Group. In assessing the eligibility of the Related Party Participants and the Service Providers, the Compensation Committee will take into account a wide range of factors, including but not limited to, their potential and/or actual contribution (directly or indirectly) to the success and growth of the Group, the specific skills or technical knowledge possessed by the Service Providers, industry norms and the importance to the Group to retain their services, the participation and involvement in promoting the business of the Group, the provision of quality services as well as timely market intelligence to the Group in their capacity, and whether they will contribute to the medium to long term business development of the Group.

exhibit C	SUMMARY OF THE 2024 PLAN

Term of the 2024 Plan

The 2024 Plan shall continue in effect for a term of ten (10) years from its effective date (being the date on which the 2024 Plan is approved and adopted by an ordinary resolution by the Shareholders at the General Meeting), unless sooner terminated in accordance with the terms of the 2024 Plan.

Shares available under the 2024 Plan

2024 Plan Limit:

Subject to adjustments resulting from subdivision, consolidation of Ordinary Shares, capitalization issue, rights issue or reduction of capital and the terms of the 2024 Plan, the maximum aggregate number of Ordinary Shares (including any transfer of Treasury Shares) which may be subject to Awards under the 2024 Plan is 483,000,000 Ordinary Shares (equivalent to 60,375,000 ADSs), representing approximately 2.5% of the number of issued Ordinary Shares (as issued and outstanding) of the Company, excluding Treasury Shares, as of the Ordinary Share Record Date.

Service Provider Sub-limit:

Out of the maximum aggregate number of Ordinary Shares which may be subject to Awards under the 2024 Plan, the maximum aggregate number of Ordinary Shares which may be issued (or transferred, in the case of Treasury Shares) in respect of all Awards to be granted under the 2024 Plan to Service Providers shall not exceed 0.5% of the total number of Ordinary Shares (as issued and outstanding, excluding Treasury Shares) as of the date of the General Meeting.

For illustrative purposes and on the assumption that the number of issued Ordinary Shares remains unchanged between the Ordinary Shares Record Date and the date of the General Meeting, the Service Provider Sub-limit shall be 95,040,000 Ordinary Shares (equivalent to 11,880,000 ADSs).

The basis for determining the Service Provider Sub-limit includes (i) the potential dilution effect arising from the Awards to be granted to the Service Providers; (ii) the importance of striking a balance between achieving the purpose of the 2024 Plan and protecting the shareholders from the dilution effect from granting of Awards to the Service Providers; (iii) the extent of use of Service Providers’ services or consultant services by the Group, the current payment and/or settlement arrangement with the Service Providers; and (iv) the expected contribution to the development and growth of the Group attributable to the Service Providers.

Considering that the Service Providers have contributed to the success and growth of the Group, the specific skills or technical knowledge possessed by the Service Providers and the valuable services and advice provided by the Service Providers to the Group, the Board (including independent directors) is of the view that the Service Provider Sub-limit is appropriate and reasonable given the nature of the Group’s business needs, which is in line with the purpose of the 2024 Plan.

exhibit C	SUMMARY OF THE 2024 PLAN

If an Award (or any portion thereof) lapses, any Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the 2024 Plan (unless the 2024 Plan has been terminated). For the avoidance of doubt, if the Company conducts a consolidation or subdivision with respect to the Ordinary Shares, the number of Ordinary Shares subject to the 2024 Plan Limit and the Service Provider Sub-limit shall be proportionally and equitably adjusted to comply with, among other things, the Hong Kong Listing Rules.

No Liberal Share Recycling:

In no event shall any of the following Ordinary Shares again become available for other Awards under the 2024 Plan: (i) Ordinary Shares tendered or withheld on the exercise of options or other Awards for the payment of the exercise price or purchase price thereof, as applicable; (ii) Ordinary Shares tendered by a participant to satisfy withholding taxes in connection with the exercise of options or share appreciation rights or in settlement of any other Award; (iii) Ordinary Shares not issued upon the settlement of a share appreciation right that settles in Ordinary Shares (or could settle in Ordinary Shares); and (iv) Ordinary Shares purchased on the open market with cash proceeds from the exercise of options or share appreciation rights.

Maximum Individual Limit

No individual grantee shall be granted Awards where such grant will result in the aggregate number of Ordinary Shares issued and to be issued to such grantee (excluding any Awards lapsed in accordance with the terms of the 2024 Plan) in the 12 month period up to and including the date of such grant to exceed 1% of the total number of Ordinary Shares in issue (excluding, for the avoidance of doubt, any Treasury Shares held by the Company, which shall not be deemed issued or outstanding for any purposes), unless such grant is approved by the Shareholders (with such grantee and his or her associates abstaining from voting).

Term of the Award

The term of each Award shall be stated in the written agreement, contract, or other instrument or document evidencing an Award (the “Award Agreement”); provided, that the term shall be no more than ten (10) years from the date of grant thereof.

Vesting Period

The period during which an Award, in whole or in part, vests, shall be set by the Administrator, and the Administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. Such vesting may be based on service with a Group Member or any other criteria selected by the Administrator.

The vesting period of an Award shall be not less than twelve (12) months, but the Board may, at its discretion, determine a period shorter than twelve (12) months during which an Award vests or that an Award may be vested upon the grant of the Award with respect to the following Awards granted to employee participants:

(i)	substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries;

(ii)	any additional Awards the Administrator may grant in respect of (A) sign-on or make-whole grants to new employee participants, (B) grants of Awards with performance-based vesting conditions, (C) grants of Awards that are made in batches for administrative or compliance reasons, (D) grants of Awards that vest evenly over a period of 12 months or more, and (E) grants of Awards with a total vesting and holding period of more than 12 months; and (F) Awards subject to a minimum holding period of 12 months which are delivered to an employee participant under his/her compensation arrangements (including the relevant Award Agreement) with the Company.

exhibit C	SUMMARY OF THE 2024 PLAN

To ensure the practicability in fully attaining the purpose of the 2024 Plan, the Board and the Compensation Committee are of the view that (i) there are certain instances where a strict twelve (12)-month vesting requirement would not work or would not be fair to the holders of the Awards as set out above; (ii) there is a need for the Company to retain flexibility in certain cases to provide a competitive remuneration package to attract and retain individuals to provide services to the Group, to provide for succession planning and the effective transition of employee responsibilities and to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified; and (iii) the Company should be allowed discretion to formulate its own talent recruitment and retention strategies in response to changing market conditions and industry competition, and thus should have flexibility to impose vesting conditions such as performance-based vesting conditions instead of time-based vesting criteria depending on individual circumstances.

Hence, the Board and the Compensation Committee are of the view that the circumstances in which the Board may determine a shorter period as prescribed above in this circular are in line with market practice and are appropriate and align with the purposes of the 2024 Plan.

Performance Targets

All Awards shall be evidenced by an Award Agreement setting forth the number of Ordinary Shares subject to the Award and the terms and conditions of the Award, including any performance target (based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Group) that needs to be achieved before the Award can vest.

Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; gross merchandize value; growth rate; return on equity; return on investment; sales; revenue; stock price; total shareholder return; customer satisfaction metrics; business unit development; or such other goals as the Administrator or the Board may determine from time to time.

The Board may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time.

Determination of the Exercise Price

The exercise price for each option shall be determined by the Administrator and set forth in the Award Agreement which, unless otherwise determined by the Administrator, may be a fixed or variable price determined by reference to the Fair Market Value (as defined below) of the Ordinary Shares over which such option is granted; provided, that (i) in the event that the option is issued with an exercise price denominated in Hong Kong dollars, its exercise price per Ordinary Share must be at least the Fair Market Value of such Ordinary Shares on the date of grant, which must be a business day; (ii) no option may be granted to a U.S. Person with an exercise price per Ordinary Share which is less than the Fair Market Value of such Ordinary Shares on the date of grant, without compliance with Section 409A of the Code; (iii) a nonstatutory stock option (i.e. an option not intended to qualify as an incentive stock option) may be granted with an exercise price per Ordinary Share that is lower than the Fair Market Value of such Ordinary Shares on the date of grant if such option is granted pursuant to an assumption or substitution for an option granted by another company, whether in connection with an acquisition of such other company or otherwise; (iv) in the case of an incentive stock option granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company, the exercise price per Ordinary Share shall be no less than 110% of the Fair Market Value per Ordinary Share on the date of grant; (v) the exercise price per Ordinary Share shall not in any circumstances be less than the par value of the Ordinary Share; and (vi) the determination of the exercise price shall be subject to compliance with applicable laws and the requirements of any exchange on which the Ordinary Shares are listed or traded.

exhibit C	SUMMARY OF THE 2024 PLAN

“Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i)	if the Ordinary Shares are listed on the Hong Kong Stock Exchange, the Fair Market Value shall be the higher of (i) the closing price of the Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of determination; and (ii) the average closing price of the Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five (5) business days immediately preceding the date of determination;

(ii)	if depositary receipts representing the Ordinary Shares are listed on the NYSE, then the Fair Market Value shall be the higher of (i) the closing sales price for such depositary receipts as quoted on any such exchange or system on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on the NYSE on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (ii) the average closing sales price for such depositary receipts as quoted on the NYSE for five (5) trading days immediately preceding the date of determination, and in each case divided by the number of Ordinary Shares that are represented by such depositary receipts;

(iii)	subject to the prior consent or waiver or agreement of the relevant regulatory authorities, if the Ordinary Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems other than NYSE or the Hong Kong Stock Exchange, then the Fair Market Value shall be the higher of (i) the closing sales price for such Ordinary Shares as quoted on any such exchange or system on which the Ordinary Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on such exchange or system on which the Ordinary Shares are listed or traded on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (ii) the average closing sales price for such Ordinary Shares as quoted on any such exchange or system on which the Ordinary Shares are listed or traded for five (5) trading days immediately preceding the date of determination;

(iv)	if the Ordinary Shares are not listed on Hong Kong Stock Exchange or the NYSE but are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Ordinary Shares on the date of determination; or

(v)	in the absence of an established market for the Ordinary Shares as referred to in (i) to (iv) above, the Fair Market Value shall be determined in good faith by the Administrator.

With respect to the exercise price of options to be granted pursuant to the 2024 Plan, the Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules. For more details on the waiver, please refer to the Conversion Announcement.

exhibit C	SUMMARY OF THE 2024 PLAN

Rights of holders of Awards

Until such holder of the Awards is registered as a holder of Ordinary Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a shareholder shall exist with respect to the Ordinary Shares, notwithstanding the vesting of the Award.

Lapse of Awards

•	Termination of Relationship as a Service Personnel: If a participant’s status as a Service Personnel terminates, such participant may exercise any unexercised Award (to the extent exercisable) within such period of time as is specified in the Award Agreement to the extent that the Award is vested and exercisable on the date of termination (but in no event later than the expiration of the term of the Award as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, and except as otherwise provided in the 2024 Plan, Awards shall remain exercisable for three (3) months following the termination of the participant’s status as a Service Personnel. Unless otherwise specified in the Award Agreement or otherwise determined by the Administrator, if, on the date of termination, the participant is not vested as to his or her entire Award, the unvested portion of such Award shall lapse. If, after termination, the participant does not exercise his or her vested Award within the time specified by the Administrator, the Award shall lapse.

•	Disability of Participant: If a participant’s status as a Service Personnel terminates as a result of the participant’s disability, the participant may exercise any unexercised Award (to the extent exercisable) within such period of time as is specified in the Award Agreement to the extent the Award is vested and exercisable on the date of termination (but in no event later than the expiration of the term of such Award as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Award shall remain exercisable for twelve (12) months following the participant’s termination. Unless otherwise specified in the Award Agreement or otherwise determined by the Administrator, if, on the date of termination, the participant is not vested as to his or her entire Award, the unvested portion of such Award shall be deemed lapsed. If, after termination of his or her status as a Service Personnel, the participant does not exercise his or her vested Award within the time specified herein, the Award shall lapse.

•	Death of Participant: If a participant dies while being a Service Personnel, any unexercised Award (to the extent exercisable) may be exercised within such period of time as is specified in the Award Agreement to the extent that the Award is vested on the date of death of the participant (but in no event later than the expiration of the term of such Award as set forth in the Award Agreement) by the participant’s estate or by a person who acquires the right to exercise the Award by bequest or inheritance. In the absence of a specified time in the Award Agreement, the Award shall remain exercisable for twelve (12) months following the participant’s death. Unless otherwise specified in the Award Agreement or otherwise determined by the Administrator, if, at the time of death, the participant is not vested as to the entire Award, the unvested portion of such Award shall be deemed lapsed. If the vested Award is not so exercised within the time specified herein, the Award shall lapse.

•	Dissolution or Liquidation: In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each participant as soon as practicable prior to the effective date of commencement of such proposed dissolution or liquidation. The Administrator in its discretion may provide for a participant to have the right to exercise his or her option, or share appreciation right until fifteen (15) days prior to the commencement of such dissolution or liquidation as to all of the Ordinary Shares covered thereby. To the extent it has not been so exercised or paid out, such Award will terminate immediately prior to the commencement of such proposed dissolution or liquidation. In addition, the Administrator may provide that any vesting or voiding condition applicable to any Award shall be waived or lapse as to any Ordinary Shares issuable or distributable under any Award shall be issued or distributed as of such date. To the extent it has not been previously exercised or paid out, each Award will lapse immediately prior to the commencement of such proposed dissolution or liquidation.

exhibit C	SUMMARY OF THE 2024 PLAN

Adjustment Upon Changes in Capitalization

Subject to any required action by the shareholders of the Company, the number of Ordinary Shares which are the subject of each outstanding Award (or each outstanding restricted share unit, option or share appreciation right if it covers more than one Ordinary Share), the number of Ordinary Shares which have been authorized for issuance under the 2024 Plan but as to which no Awards have yet been granted or which have been returned to the 2024 Plan upon expiration and lapse of an Award, and the number of Shares subject to grant as incentive stock options, as well as the price per Ordinary Share covered by each such outstanding Award and the number of Ordinary Shares in the shares pool, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Ordinary Shares resulting from a subdivision, consolidation, capitalization issue, rights issue, reduction of capital. The manner in which such adjustments are to be accomplished shall be determined by the Board in accordance with, for so long as the Company remains listed on the Hong Kong Stock Exchange as a primary issuer, the requirements under the Hong Kong Listing Rules, whose determination shall be final, binding and conclusive. Except as expressly provided in the 2024 Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Ordinary Shares subject to an Award. For the avoidance of doubt, in the case of any extraordinary cash dividend and distribution in specie, the Board may make an equitable or proportionate adjustment to outstanding Awards to reflect the effect of such extraordinary cash dividend.

Cancellation of Awards

The Administrator may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s or the holding vehicle’s acquisition of Ordinary Shares from the public markets, the Company's issuance or transfer of the Ordinary Shares to the participant, the holding vehicle’s distribution, disposition or delivery of the Ordinary Shares to or for the benefit of the participant, the participant’s acquisition of the Ordinary Shares from the Company or the holding vehicle and/or the participant’s sale of Ordinary Shares to the public markets, illegal, impracticable or inadvisable.

For the avoidance of doubt, where the Company cancels an Award granted to a participant, such Awards cancelled will be regarded as utilized for the purpose of calculating the number of Ordinary Shares subject to the 2024 Plan (and, if applicable, the Service Provider Sub-limit). Any new and additional Awards granted to the same participant may only be made if there are remaining Ordinary Shares available for granting under the 2024 Plan (and, if applicable, the Service Provider Sub-limit).

Transferability

Awards, and any interest therein, shall be personal to each participant and shall not be transferable or assignable by a participant, and may not be made subject to execution, attachment or similar process; provided, that (i) subject to the waiver or agreement of the relevant regulatory authorities (for the avoidance of doubt, including the Hong Kong Stock Exchange), during a participant’s lifetime, with the consent of the Administrator (on such terms and conditions as the Administrator determines appropriate), the Participant may transfer nonstatutory stock options, restricted shares, restricted share units and share appreciation rights to his or her family members (including family trusts) by gift or pursuant to domestic relations order in the settlement of marital property rights, and (ii) following a participant’s death, Awards, to the extent they are vested upon the participant’s death, may be transferred by will or by the laws of descent and distribution. Notwithstanding the above, Awards, and any interest therein, will not be transferable or assignable by a participant, and may not be made subject to execution, attachment or similar process unless such transfer or assignment is made in compliance with applicable laws and the requirements of any exchange on which the Ordinary Shares are listed or traded.

exhibit C	SUMMARY OF THE 2024 PLAN

Amendment and Termination

The Board in its sole discretion may terminate this 2024 Plan at any time. The Board may amend this 2024 Plan at any time in such respects as the Board may deem advisable; provided, that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules (including, for the avoidance of doubt, the Hong Kong Listing Rules), for any alterations to (i) the terms and conditions of the 2024 Plan which are of a material nature; (ii) the advantage of the participants or prospective participants relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules; or (iii) the authority of the Board’s authority to alter the terms of the 2024 Plan, the Company shall obtain shareholder approval of any 2024 Plan amendment in such a manner and to such a degree as required. To the extent any grant of Awards to a person was approved by the Board, the Compensation Committee, the independent directors and/or the shareholders (as applicable and as the case may be) in the first place, any change to the terms of such Awards must be approved by the same authority, except any alterations to the Awards that would take effect automatically under the 2024 Plan.

Any refreshment of the 2024 Plan Limit and the Service Provider Sub-limit should be conducted in accordance with the requirements of the applicable laws, or stock exchange rules (including, for the avoidance of doubt, the Hong Kong Listing Rules).

For the avoidance of doubt, for so long as the Company remains listed on the Hong Kong Stock Exchange as a primary issuer, such amended terms and conditions of the 2024 Plan shall still comply with the relevant requirements of the Hong Kong Listing Rules.

Effect of Termination

Except as otherwise provided in the 2024 Plan, any termination of this 2024 Plan shall not affect Awards previously granted, including those granted which remain unexercised, unvested, or those Ordinary Shares that are not yet issued, as the case may be, and such Awards shall remain in full force and effect as if this 2024 Plan had not been terminated, unless mutually agreed otherwise between the affected participant and the Company, which agreement must be in writing and signed by such participant and the Company.

Clawback Mechanism

Subject to applicable laws, (i) all of a participant’s options or share appreciation rights, whether vested or unvested, and all other Awards granted to such participant shall become ab initio void and the exercise of any such options or share appreciation rights shall therefore be automatically rescinded and void and (ii) considering that all of such participant’s Awards, whether vested or unvested, are ab initio void, such Participant shall forthwith return to the Company (A) all Ordinary Shares received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that was received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such participant realized in connection with the sale, transfer or other disposition of the Ordinary Shares or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such participant of all such Ordinary Shares, cash or other property, and/or proceeds, gains and/or economic benefits, upon the occurrence of any applicable event as may be specified in the applicable Award Agreements, including but not limited to termination for cause, breaches of restrictive covenants, or commission of specified tortious conduct.